As furnished to the Securities and Exchange Commission on December 16, 2002


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December, 2002
Commission File Number 001-15244

                               Credit Suisse Group

             Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F...X...                   Form 40-F......


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes.....                    No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............N/A................


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         On November 28, 2002, Moody's Investors Service lowered the insurance financial strength rating of Winterthur Insurance from Aa3 to A1, and the senior debt rating of Winterthur Capital Ltd. from A1 to A2, with a negative outlook.

         On November 26, 2002, Standard & Poor's Ratings Services ("S&P") lowered Credit Suisse Group's long-term debt rating from A+ to A; Credit Suisse Group's A-1 short-term debt rating was affirmed. S&P lowered Credit Suisse First Boston's long-term debt rating from AA- to A+ and its short-term debt rating from A-1+ to A-1. S&P lowered Credit Suisse First Boston (USA), Inc.'s long-term debt rating from AA- to A+ and its short-term debt rating from A-1+ to A-1. S&P lowered Credit Suisse's long-term debt rating from AA- to A+ and its short-term debt rating from A-1+ to A-1. S&P revised the outlook, an indication of longer-term trends, of Credit Suisse Group, Credit Suisse First Boston, Credit Suisse First Boston (USA), Inc. and Credit Suisse to "stable".

         S&P also lowered its insurer financial strength and debt ratings on Winterthur Insurance from AA- to A, with a negative outlook.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CREDIT SUISSE GROUP

                                         By: /s/ David Frick
                                             -------------------------------
                                         Name:  David Frick
                                         Title: Managing Director

                                         By: /s/ Karin Rhomberg Hug
                                            -------------------------------
                                         Name:  Karin Rhomberg Hug
                                         Title: Managing Director


Dated: December 16, 2002